Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim financial information – June 30, 2008

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries Interim financial information June 30, 2008

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2008, comprising the balance sheet, the statements of income and of cash flows, management report and other relevant information, which are the responsibility of its management.

2
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for it to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information, including the Instruction CVM n° 469/08.

4
As mentioned in Note 2.n, on December 28, 2007 it was enacted Law 11.638/07, which has taken effect on January 1st, 2008. This law modified, revoked and introduced new devices in Law 6.404/76 (Corporate Law) and produced changes in accounting practices adopted in Brazil. Even though the mentioned law had already entered into force, some of its changes depend on standardizations by Regulation Boards to be applied by companies. In this way, and in this transition phase, the Brazilian Securities and Exchange Commission (CVM), through the Instruction 469/08, gave the option of non-adopting the devices of Law 11.638/07 in the

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

preparation of Quarterly Financial Information. Accordingly, the Quarterly Financial Information for the quarter ended June 30, 2008, was prepared in accordance with specific instructions issued by the CVM and did not include all of the changes prescribed in the accounting practices introduced by Law 11638/07.

July 31, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Alexandre Heinermann
Accountant CRC 1SP113939/O-	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

 Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01- CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	06/30/2008	03/31/2008	06/30/2007
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	31,895
3 - Total	136,096	136,096	81,325
Treasury Stock
4 - Common	7	7	7
5 - Preferred	2,300	1,156	516
6 - Total	2,307	1,163	523

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

 Balance sheets

June 30, 2008 and March 31, 2008
(In thousands of Brazilian Reais)

		Parent Company		Consolidated				Parent Company		Consolidated

Assets	Notes	06/30/2008	03/31/2008	06/30/2008	03/31/2008	Liabilities	Notes	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Current						Current
Cash and banks		44	-	400,820	185,181	Loans and financing	15	1,244,047	1,209,857	1,730,964	1,866,545
Temporary cash investments	4	1,005,295	637,801	2,322,891	2,179,551	Suppliers		1,840	1,351	478,993	428,975
Trade accounts receivable	5	-	-	1,458,365	1,190,152	Salaries and related charges		95	83	125,578	105,625
Inventories	6	-	-	664,560	714,127	Taxes payable		285	12,185	80,837	131,520
Recoverable taxes	7	29,017	33,700	222,027	217,940	Dividends payable		39,749	38,727	46,364	46,446
Deferred income and social contribution taxes	9.a	21,233	28,579	52,889	94,100	Income and social contribution taxes		-	-	6,012	9,129
Dividends receivable		32,398	140,237	-	-	Deferred income and social contribution taxes	9.a	-	-	113	118
Other	3.iii and 8	7	707,725	18,643	731,908	Post-retirement benefits	23.b	-	-	8,768	8,768
Prepaid expenses	10	1,784	2,431	20,915	24,733	Provision for contingencies	21.a	-	-	11,177	14,341
						Other		2,948	14,824	33,708	54,473
Total current assets		1,089,778	1,550,473	5,161,110	5,337,692	Total current liabilities		1,288,964	1,277,027	2,522,514	2,665,940

Noncurrent
Long-term assets
Long-term investments	4	-	-	120,605	120,210	Long-term liabilities
Trade accounts receivable	5	-	-	194,290	172,602	Loans and financing	15	-	-	1,518,509	1,406,221
Related companies	8	383,312	2,912	15,789	14,037	Related companies	8	451	1,209,947	4,673	4,723
Deferred income and social contribution taxes	9.a	15,464	26	176,834	156,581	Deferred income and social contribution taxes	9.a	-	-	1,730	1,826
Recoverable taxes	7	-	-	78,745	71,810	Provision for contingencies	21.a	4,916	4,837	122,572	114,324
Escrow deposits		193	193	30,937	28,162	Post-retirement benefits	23.b	-	-	85,233	85,164
Other		-	-	3,001	8,427	Other		-	-	16,436	24,817
Prepaid expenses	10	-	-	34,768	36,741
						Total noncurrentliabilities		5,367	1,214,784	1,749,153	1,637,075
		398,969	3,131	654,969	608,570
						Minority interest		-	-	36,509	35,334
Permanent assets
Investments:
Subsidiary	11.a	4,504,453	5,601,012	-	-	Capital	16.a	3,696,773	3,696,773	3,696,773	3,696,773
Affiliated companies	11.b	-	-	13,025	13,013	Capital reserve	16.c	3,664	3,664	1,058	959
Other		60	60	34,075	34,016	Revaluation reserve	16.d	10,973	11,307	10,973	11,307
Property, plant and equipment	12	-	-	2,504,729	2,358,560	Profit reserves	16.e, 6.f	925,423	925,423	925,423	925,423
Intangible	13	-	-	61,473	64,056	Treasury shares	16.b	(132,535)	(64,668)	(138,462)	(70,823)
Deferred charges	14	-	-	569,191	576,447	Retained earnings		194,631	90,366	194,631	90,366

		4,504,513	5,601,072	3,182,493	3,046,092	Total minority interest and shareholders´ equity		4,698,929	4,662,865	4,690,396	4,654,005

Total non-current assets		4,903,482	5,604,203	3,837,462	3,654,662

Total assets		5,993,260	7,154,676	8,998,572	8,992,354	Total liabilities and shareholders' equity		5,993,260	7,154,676	8,998,572	8,992,354

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Statements of income

FOR THE QUARTERS ENDED JUNE 30, 2008 AND 2007
(In thousands of Brazilian Reais, except for earnings per share)

		Parent Company		Consolidated

	Notes	6/30/2008	6/30/2007	6/30/2008	6/30/2007

Gross sales and services	2.a	-	-	7,303,512	6,432,960
Taxes on sales and services, rebates, discounts and returns		-	-	(311,141)	(251,838)

Net sales and services		-	-	6,992,371	6,181,122
Cost of sales and services	2.a	-	-	(6,504,689)	(5,704,234)

Gross profit		-	-	487,682	476,888

Equity in subsidiary and affiliated companies	11.a, 11.b	119,624	63,138	16	(26)

Operating (expenses) income		(12,783)	(10,920)	(324,508)	(332,151)
Selling		-	-	(136,314)	(124,596)
General and administrative		(413)	(70)	(128,945)	(144,637)
Management compensation		-	-	(1,947)	(1,459)
Depreciation and amortization		(12,368)	(10,851)	(67,313)	(65,604)
Other operating (expense) income, net		(2)	1	10,011	4,145

Income from operations before financial items		106,841	52,218	163,190	144,711
Financial income (expenses), net	19	(11,020)	(27,034)	(16,464)	(27,291)

Income from operations		95,821	25,184	146,726	117,420

Nonoperating income (expenses)	17	(1)	-	910	(1,127)

Income before taxes on income		95,820	25,184	147,636	116,293

Income and social contribution taxes		8,092	12,151	(39,934)	(28,689)
Current	9.b	-	-	(26,934)	(47,689)
Deferred	9.b	8,092	12,151	(20,399)	15,718
Benefit of tax holidays	9.b, 9.c	-	-	7,399	3,282

Income before minority interest and
employees statutory interest		103,912	37,335	107,702	87,604

Employees statutory interest		-	-	(2,660)	(2,816)
Minority interest		-	-	(1,130)	(47,453)

Net income	16.i	103,912	37,335	103,912	37,335

Earnings per share (based on annual weighted average) - R$		0.77669	0.46206	0.77669	0.46206

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008 AND 2007
(In thousands of Brazilian reais - R$, except for earnings per share)

		Parent Company		Consolidated

	Notes	6/30/2008	6/30/2007	6/30/2008	6/30/2007

Gross sales and services	2.a	-	-	13,523,962	7,725,997
Taxes on sales and services, rebates, discounts and returns		-	-	(604,179)	(370,762)

Net sales and services		-	-	12,919,783	7,355,235
Cost of sales and services	2.a	-	-	(11,965,942)	(6,655,116)

Gross profit		-	-	953,841	700,119

Equity in subsidiary and affiliated companies	11.a, 11.b	235,173	97,045	81	(129)

Operating (expenses) income		(24,671)	(10,931)	(652,354)	(488,051)
Selling		0	0	(271,380)	(177,781)
General and administrative		(466)	(81)	(260,111)	(214,317)
Management compensation		0	0	(3,658)	(2,612)
Depreciation and amortization		(24,194)	(10,851)	(134,145)	(97,418)
Other operating (expense) income, net		(11)	1	16,940	4,077

Income from operations before financial items		210,502	86,114	301,568	211,939
Financial income (expenses), net	19	(37,718)	(21,981)	(53,710)	(35,137)

Income from operations		172,784	64,133	247,858	176,802

Nonoperating income (expenses)	17	(1)	-	7,227	(1,945)

Income before taxes on income		172,783	64,133	255,085	174,857

Income and social contribution taxes		21,208	10,437	(55,533)	(49,297)
Current	9.b	-	-	(72,805)	(77,347)
Deferred	9.b	21,208	10,437	1,299	21,966
Benefit of tax holidays	9.b, 9.c	-	-	15,973	6,084

Income before minority interest and
employees statutory interest		193,991	74,570	199,552	125,560

Employees statutory interest		-	-	(3,882)	(2,816)
Minority interest		-	-	(1,679)	(48,174)

Net income	16.i	193,991	74,570	193,991	74,570

Earnings per share (based on annual weighted average) - R$		1.44998	0.92287	1.44998	0.92287

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (the “Company”), with headquarters in the city of São Paulo, invests in commercial and industrial activities, including subscription or purchase of shares of other companies with similar activities.

Through its subsidiaries, the Company is engaged in the distribution of liquefied petroleum gas - LPG (Ultragaz), production and sale of chemicals (Oxiteno), and services in integrated logistics solution for special bulk (Ultracargo). After the acquisition of certain operations of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2	Presentation of interim financial information and significant accounting practices

The accounting practices adopted by Ultrapar and its subsidiaries to record transactions and for the preparation of the interim financial information are those established by accounting practices derived from the Brazilian Corporation Law and the Brazilian Securities Commission (CVM).

a.	Results of operations

Determined on the accrual basis of accounting. Revenues from sales and respective costs are recognized when the products are delivered to the customers or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place.

b.	Current and noncurrent assets

Temporary cash and long-term investments are stated at cost, plus accrued income (on a “pro rata temporis” basis), which approximate their market value. Temporary cash investments include the results from hedges, as described in Notes 4 and 20 that management has held and intends to hold to maturity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover potential losses on accounts receivable.

Inventories are stated at the lower of average cost of acquisition or production that does not exceed market value.

Other assets are stated at the lower of cost or realizable value, including, when applicable, accrued income and monetary and exchange variation incurred or net of allowances for losses.

c.	Investments

Significant investments in subsidiaries and affiliated companies are recorded under the equity method, as shown in Note 11.

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

d.	Property, plant and equipment

Stated at acquisition or construction cost, including financial charges incurred on constructions in progress and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 12, and is based on the economic useful live of the assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

e.	Intangible

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 13.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

f.	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, reorganizations and projects expenses and goodwill on acquisition of subsidiaries, as stated in Note 14.

g.	Current and noncurrent liabilities

Stated at known or estimated amounts including, when applicable, accrued charges, monetary and exchange rate variations incurred until the interim financial information date.

h.	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 9.b).

i.	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of the internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 21.a).

j.	Actuarial commitments with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 23.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

k.	Basis for translation of the interim financial information of foreign subsidiaries

The interim financial information of foreign subsidiaries are translated into Brazilian Reais at the current exchange rate in effect at the date of financial information. The criteria for preparation of  financial information have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

l.	Supplementary statement

The Company is presenting the statement of cash flow as supplementary information, prepared in accordance with Accounting Standards and Procedures No. 20 (NPC) issued by IBRACON - Brazilian Institute of Independent Auditors.

m.	Use of estimates

The preparation of interim financial information in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

n.	Modification in Law 11.638/07 (Brazilian Corporate Law)

On December 28, 2007, Law 11.638/07 was enacted. This law modified, revoked and introduced new provisions to Law 6.404/76 (Corporate Law), aiming at the increasing harmonization of the accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS), resulting from the rules issued by the International Accounting Standard Board (IASB).

The main changes and effects on the Company’s Quarterly Financial Information are summarized as follows:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

•
Substitution of the Statement of Changes in Financial Position by the statement of Cash Flows. The Company already discloses the Statement of Cash Flows of the Parent and Consolidated Company in the annual financial statements and in its quarterly financial information.

•
Inclusion of the Statement of Value Added, applicable to publicly-held companies, which states the value added by the Company, as well as the composition of sources and allocation of these amounts. The Company already discloses the Statement of Value Added in its annual financial statements and will start to disclose it in the quarterly financial information as from next year.

•
Possibility of maintaining a separate bookkeeping to meet the tax law and, in the sequence, process the necessary adjustments to book the accounting practices. This practice was not yet adopted by the Company due to the lack of  rules, that are still to be issued by the regulators.

•
Creation of a new subgroup of intangible assets in the balance sheet. This account will record the rights that have as object intangible assets that are destined for Company’s maintenance or that are exercised with this purpose, including goodwill. The Company already presents the group of intangibles in its financial statements (see Note 13). At the moment, the goodwill arising from the acquisitions is demonstrated as deferred charges (see Note 14) and will be reclassified to intangibles as soon the related regulations are issued.

•
Obligation to record the rights whose purpose is the maintenance of the Company’s activities in fixed assets, including those arising from operations which transfer to the Company the benefits, risks and control of assets. Some subsidiaries of the Company have lease operations of fuel distribution and systems equipment, which will be recorded as assets, liabilities and income in the year end financial statements of 2008. In Note 21.d), the effects of these lease operations are disclosed, in case these were capitalized. The Company will not have significant impacts in its net income for the period or in net equity due to this modification.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

•
Only pre-operating and restructuring expenses, which will contribute, effectively, for the increase in the profitability in more than one year and which do not characterize just a cost reduction or increase of operational efficiency may be recorded as deferred charges. Note 14 details the balance of deferred charges, in which restructuring and pre-operating expenses will be maintained, as they contribute to the earnings of more than one year. The amounts related to goodwill will be reclassified to intangible, as previously mentioned.

•
In accordance with CVM Resolution no. 527, of November 1st , 2007, the Company has to analyze, on a regular basis, the return capacity of the amounts recorded as fixed assets, intangible and deferred charges, aiming to ensure that: (i) the potential loss for the non-return of these assets is charged to income in the case of a decision of discontinuing the activities related to these assets or when there is evidence that the income derived from operating these assets will not be sufficient to guarantee their realization, and (ii) the criterion used to estimate the remaining useful lives of the assets, necessary to record their depreciation, amortization and depletion, is revised and adjusted. Currently, the Company does not have a situation subject to the impairment of its assets.

•
There are requirements for the financial instruments, including derivatives, to be recorded: (i) considering their fair market value or equivalent, when related to financial investments classified as tradeable or available for sale, or (ii) at acquisition cost or value issued, updated in accordance with legal or contractual provisions, adjusted for the probable realization value, when this is lower. The Company already discloses the information of fair market value of financial instruments in the annual financial statements and quarterly financial information through Note 20, which indicates that the market value is higher than the accounting value in an amount of R$ 33,790 as of June 30, 2008 (R$ 36,988 as of March 31, 2008).

•
Creation of the caption “Equity valuation adjustments” under the Shareholders’ Equity in order to: (i) record  the market price valuation of certain assets, mainly related to financial instruments; (ii) record the exchange rate variation of investments carried on subsidiaries located abroad, as determined by CVM’s  Resolution 534/08; (iii) record of amounts directly in the Shareholders’ Equity when required by an accounting pronouncement, and (iv) record the market value adjustments of assets and liabilities as a consequence of mergers and acquisitions occurred between non-related parties which entail change of control between parties. Item “(i)” may affect the Company’s Shareholders’ Equity as of June 30, 2008 in the estimated amount of R$ 33,790 (R$ 36,988 as of March 31, 2008)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

without significant effects on net income; for item (ii) no relevant impact was calculated in the net equity or income of the Company in the quarter. No situations were identified in which adjustments arising from items “(iii)” and “(iv)” would be necessary.

•
Introduction of the concept of present value adjustment for long-term assets and liabilities and for the relevant short-term accounts. The Company performed the present value calculation in conformity with the guidance included in CVM Instruction 469/08 and its explanatory note, and the related impact, both in the net equity as of June 30, 2008 and as of March 31, 2008, and in the income of the quarters ended June 30, 2008 and 2007 was not considered significant. The discount rate used was the Interbank Deposit Certificate rate (CDI), which is considered the opportunity cost for the financial yields of the Company.

•
Revocation of the possibility of recording: (i) the premium received in the issuance of debentures; and (ii) donations and subsidies for investment (including tax incentives) directly as capital reserve in Shareholders’ Equity. The Company does not have this type of reserve in its Shareholders’ Equity.

•	Option to keep or reverse existing revaluation balances. Management decided to keep existing revaluation reserve balances until their effective realization.

•
Requirement that the assets and liabilities of a Company to be merged, arising from transactions that involve the acquisition, merger or split-off between independent parties resulting in change of control, be recorded at fair market value. The Company and its subsidiaries did not realize operations of this nature up to the present moment.

•
Elimination of the relevance parameter for investment adjustment in related companies and in subsidiaries accounted for by the equity method, and substitution of the relevance parameter of 20% in the total capital of the investee to 20% of the voting capital of the investee. The Company will not suffer any effect due to this modification.

The estimates prepared by the Company on the impacts of Law 11.638/07 should be considered preliminary, as there still are a series of items to be regulated. These estimates correspond to the gross amounts and will not be subject to income and social contribution on income taxes under the terms of Art. 1 of the aforementioned law. The Company will continue to follow the progress of regulation concerning Law 11.638/07 prior to recording it in a definitive form.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

3	Consolidation principles

The consolidated interim financial information have been prepared in accordance with the basic consolidation principles established by accounting practices adopted in Brazil and by the Brazilian Securities Commission (CVM), and include the following direct and indirect subsidiaries:

	Ownership interest - %

	06/30/2008		03/31/2008

	Direct	Indirect	Direct	Indirect

Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	-	99	-	99
Melamina Ultra S.A. Indústria Química	-	99	-	99
Oxiteno S.A. Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	100
Barrington S.L.	-	100	-	100
Oxiteno México S.A. de C.V.	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	-	100	-	100
Oxiteno USA LLC	-	100	-	100
Oxiteno International Corp.	-	100	-	100
Oxiteno Overseas Corp.	-	100	-	100
Oxiteno Andina, C.A.	-	100	-	100
Oxiteno Europe SPRL	-	100	-	-
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	-	100	-	100
Oxiteno Agrícola Ltda.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-
UPB Consultoria e Assessoria S.A.	-	-	100	-
Ultracargo Terminais Ltda.	-	-	100	-
Distribuidora de Produtos de Petróleo Ipiranga S.A.	100	-	100	-
Isa-Sul Administração e Participações Ltda.	-	100	-	100
Comercial Farroupilha Ltda.	-	100	-	100
Ipiranga Administração de Bens Móveis Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	16	-	16
Companhia Brasileira de Petróleo Ipiranga (*)	100	-	100	-
am/pm Comestíveis Ltda. (*)	-	100	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	Ownership interest - %

	06/30/2008		03/31/2008

	Direct	Indirect	Direct	Indirect

Centro de Conveniências Millennium Ltda. (*)	-	100	-	100
Ipiranga Comercial Importadora e Exportadora Ltda.	-	100	-	100
Ipiranga Trading Limited	-	100	-	100
Tropical Transportes Ipiranga Ltda.	-	100	-	100
Ipiranga Imobiliária Ltda.	-	100	-	100
Ipiranga Logística Ltda.	-	100	-	100
Maxfácil Participações S.A. (**)	-	34	-	34
Refinaria de Petróleo Ipiranga S.A. (***)	100	-	100	-

(*)
Distribution of fuels/lubricants and related products of these companies were divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil) until April 2008.

(**)	Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).

(***)
As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in accordance with Article 32 of CVM Instruction No. 247/96.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

On April 18, 2007 the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired a controlling interest in the Ipiranga Group, as informed in the “Material Event” published on that date. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as a commission agent for Braskem and Petrobras in relation to the acquisition of their assets, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the ownership in Copesul – Companhia Petroquímica do Sul (“Copesul”) (“Petrochemical Assets”).

The transaction was structured in 4 stages:

(i)	acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii)
tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (occurred on October 22, 2007 for DPPI and RPI and on November 8, 2007 for CBPI);

(iii)	merger of the remaining shares of CBPI, RPI and DPPI into Ultrapar (occurred on December 18, 2007) with the recognition of a concurrent accounts receivable from Braskem and Petrobras; and

(iv)
segregation of assets among Ultrapar, Petrobras and Brasken. Petrochemical Assets were withdrawn from RPI, DPPI and CBPI in February, 2008. CBPI was split-up and its assets segregated in April 2008. As a consequence of these steps the accounts receivable created in step (iii) was received by the Company.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The assets, liabilities and income of Ipiranga/Refinery have been reflected in the Company’s financial statements since April, 2007.

In 2008 Empresa Carioca de Produtos Químicos S.A. became a subsidiary of U.A.T.S.P.E. Empreendimentos e Participações Ltda and is no longer a subsidiary of Companhia Brasileira de Petróleo Ipiranga. The main reason for this change was to relocate it under the “chemical segment” of the Company.

Ultracargo Terminais Ltda. was extinguished in April, 2008 and its net assets were transferred to the Corporation. (see Notes 8 and 11.a).

Oxiteno S.A. Indústria e Comércio, through its subsidiary Barrington S.L., established in May, 2008 Oxiteno Europe SPRL, located in Brussels. This new company is part of the international expansion process of Oxiteno.

Upon consolidation, intercompany investments, accounts, transactions and profits were eliminated. Minority interest in subsidiaries is presented separately in the interim financial information.

In June 2008 the Company, through the subsidiary Terminal Químico de Aratu S.A - Tequimar, concluded a contract for Purchase/Sale of shares corresponding to 100% of shares of União Terminais e Armazéns Gerais Ltda. for R$ 482,769. The Company reported material event on June 6, 2008 with further information about the transaction. On the same date the subsidiary deposited R$ 241,385 in a current bank account, representing 50% of the price.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

4	Temporary cash and long-term investments

These investments, contracted with leading banks, are substantially composed of: (i) private securities issued by leading banks and fixed-income funds, all linked to the interbank deposit rate (CDI); (ii) abroad, in cash investments and in notes issued by the Austrian Government in Brazilian Reais and linked to the interbank deposit rate (CDI); and (iii) currency hedge transaction. Such investments are stated at cost plus accrued income on a “pro rata temporis” basis.

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Austrian notes	-	-	404,077	433,213
Foreign investments (a) (b)		-	566,777	635,827
Securities and fixed-income funds in Brazil	1,005,295	637,801	1,494,578	1,320,879
Net expenses on hedge transaction (c)	-	-	(21,936)	(90,158)

	1,005,295	637,801	2,443,496	2,299,761

Current portion	1,005,295	637,801	2,322,891	2,179,551

Noncurrent portion	-	-	120,605	120,210

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

(a)
Investments made by the subsidiaries Oxiteno Overseas Corp., Oxiteno International Corp., LPG International Inc. and Oxiteno México S.A. de C.V. in fixed-income funds, certificates of deposit and investment grade corporate securities.

(b)
In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 15.b).

(c)	Accumulated gain or loss (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

5	Trade accounts receivable (Consolidated)

	06/30/2008	03/31/2008

Domestic customers	1,419,776	1,096,333
Financing to customers Ipiranga	251,177	295,065
Foreign customers	97,129	87,886
(-) Advances on foreign exchange contracts	(53,947)	(49,456)
(-) Allowance for doubtful accounts	(61,480)	(67,074)

	1,652,655	1,362,754

Current portion	1,458,365	1,190,152

Noncurrent portion	194,290	172,602

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of fuel and lubricant distribution.

The changes in the allowance for doubtful accounts are shown below:

Balance in March 31, 2008	67,074
Accrual reversal	(1,264)
Utilization	(4,330)

Balance in June 30, 2008	61,480

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

6	Inventories (Consolidated)

	06/30/2008			03/31/2008

	Cost	Provision for losses	Net	Cost	Provision for losses	Net

Fuel, Lubricants and grease	248,298	(380)	247,918	305,613	(415)	305,198
Finished products	186,658	(4,861)	181,797	206,957	(4,741)	202,216
Work in process	953	-	953	1,544	-	1,544
Raw materials	156,440	(39)	156,401	133,908	(34)	133,874
Liquefied petroleum gas (LPG)	21,514	-	21,514	23,898	-	23,898
Supplies and cylinders for resale	32,975	(1,213)	31,762	31,703	(1,207)	30,496
Advances to suppliers	20,970	-	20,970	16,901	-	16,901
Other	3,245	-	3,245	-	-	-

	671,053	(6,493)	664,560	720,524	(6,397)	714,127

The changes in the provision for losses on inventories are shown below:

Balance in March 31, 2008	6,397
Additions	96

Balance in June 30, 2008	6,493

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

7	Recoverable taxes

Represented substantially by credit balances of ICMS (state Value Added Tax - VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Income and social contribution taxes	28,936	33,619	100,043	95,728
ICMS	-	-	179,373	177,790
Provision for losses - ICMS (*)	-	-	(42,871)	(48,906)
PIS and COFINS	21	21	37,122	43,623
VAT of subsidiaries Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A.	-	-	9,131	9,048
Manufacturing tax - IPI	-	-	13,745	10,733
Other	60	60	4,229	1,734

Total	29,017	33,700	300,772	289,750

Current portion	29,017	33,700	222,027	217,940

Noncurrent portion	-	-	78,745	71,810

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance in March 31, 2008	48,906
Accrual reversal	(5,848)
Write offs	(187)
Balance in June 30, 2008	42,871

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The balance of ICMS is mainly due to credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A Indústria e Comércio, due to measures taken by the Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 76,434 as of June 30, 2008 (R$ 84,449 as of March 31, 2008), of which R$ 33,911 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for use/transfer. In addition to these credits, the subsidiary’s management is working on a series of additional measures for consumption of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

8	Related companies

	Parent Company
	Loan

	Asset	Liability

Companhia Ultragaz S.A.	1,747	-
Oxiteno S.A. Indústria e Comércio	148,841	-
Transultra - Armazenamento e Transporte Especializado Ltda.	324	-
Melamina Ultra S.A. Indústria Química	-	451
Ultracargo - Operações Logísticas e Participações Ltda.	201,400	-
Ultragaz Participações Ltda.	31,000	-

Total at June 30, 2008	383,312	451

Total at March 31, 2008	2,912	1,209,947

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	Consolidated

	Loans		Trade accounts

	Asset	Liability	Receivable	Payable

Química da Bahia Indústria e Comércio S.A.	-	3,590	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	12,820	-	-	-
Petroquímica União S.A.	-	-	-	3,695
Oxicap Indústria de Gases Ltda.	2,634	-	-	1,123
Liquigás Distribuidora S.A.	-	-	220	-
Petróleo Brasileiro S.A. Petrobras	-	-	-	149,774
Copagaz Distribuidora de Gás S.A.	-	-	92	-
Braskem S.A.	-	-	1,162	-
SHV Gás Brasil Ltda.	-	-	93	-
Plenogás - Distribuidora de Gás S.A.	-	1,083	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	-	-	-	971
Other	335	-	42	-

Total at June 30, 2008	15,789	4,673	1,609	155,563

Total at March 31, 2008	14,037	4,723	1,158	146,592

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	Consolidated

	Operations
			Financial
	Sales	Purchases	expenses

Petroquímica União S.A.	784	84,084	-
Oxicap Indústria de Gases Ltda.	-	6,908	-
Liquigás Distribuidora S.A.	1,654	-	-
Petróleo Brasileiro S.A. - Petrobras	3,521	8,576,810	-
Copagaz Distribuidora de Gás S.A.	705	-	-
Braskem S.A.	2,074	321,907	-
SHV Gás Brasil Ltda.	627	-	-
Refinaria de Petróleo Ipiranga S.A. (*)	77	140,667	-
Other	366	-	-

Total at June 30, 2008	9,808	9,130,376	-

Total at June 30, 2007	29,192	5,301,021	587

(*)
The balance of receivable, payable, purchase and sale transactions refers substantially to fuel supplies of RPI to DPPI. The table above refers to the amounts that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer substantially to purchases of raw materials, other materials and transportation and storage services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

9	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. The tax credits are based on continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	Parent Company		Consolidated

	06/30/2008	03/31/2008	06/30/2008	03/31/2008

Assets:

Provision for loss of assets	-	-	24,391	27,113
Provision for contingencies	53	4,142	50,955	50,254
Provision for post-retirement benefits (see Note 23.b)	-	-	26,979	26,979
Provision for interest on capital	-	-	-	45,107
Hedge Provision	-	-	6,636	31,586
Other provisions	148	103	17,826	13,553
Income and social contribution tax loss carryforwards	36,496	24,360	102,936	56,089

Total	36,697	28,605	229,723	250,681

Current portion	21,233	28,579	52,889	94,100

Noncurrent portion	15,464	26	176,834	156,581

Liabilities:

Revaluation of property, plant and equipment	-	-	565	588
Accelerated depreciation	-	-	156	161
Temporary differences of foreign subsidiaries	-	-	1,122	1,195

Total	-	-	1,843	1,944

Current portion	-	-	113	118

Noncurrent portion	-	-	1,730	1,826

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred income and social contribution tax assets is shown below:

	Parent Company	Consolidated

Until 1 year	21,233	52,889
From 1 to 2 years	6,151	55,671
From 2 to 3 years	2,071	38,914
From 3 to 4 years	7,242	58,736
From 5 to 7 years	-	12,554
From 8 to 10 years	-	10,959

	36,697	229,723

b.	Reconciliation of income and social contribution taxes in the statements of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Parent Company		Consolidated

	06/30/2008	06/30/2007	06/30/2008	06/30/2007

(Loss) income before taxes, equity in subsidiary and affiliated companies and minority interest	(62,390)	(32,912)	251,122	172,170
Official tax rates - %	34	34	34	34

Income and social contribution taxes at official rates	21,213	11,190	(85,381)	(58,538)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(5)	9	11,681	(26)
Adjustments to estimated income	-	-	2,850	3,047
Interest on Capital	-	(762)	-	-
Workers’ meal program (PAT)	-	-	182	356
Other	-	-	(838)	(220)
Income and social contribution taxes before benefit of tax holidays	21,208	10,437	(71,506)	(55,381)

Benefit of tax holidays - ADENE	-	-	15,973	6,084
Income and social contribution taxes in the statements of income	21,208	10,437	(55,533)	(49,297)

Current	-	-	(72,805)	(77,347)
Deferred	21,208	10,437	1,299	21,966
Benefit of tax holidays - ADENE	-	-	15,973	6,084

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

		Incentive	Expiration
Subsidiary	Plants	%	date

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Ilhéus plant	25	2008
	Aracaju plant (**)	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)    In December 2007, Suape plant’s exemption expired and in June 30, 2008 a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2017. If the reduction of 75% is not approved, the subsidiary will place a new request to  ADENE, for the reduction of 25% for 2008 and 12.5% from 2009 to 2013, as the company is located in an area of tax incentives and its activity is strongly linked with regional development. Should the income tax reduction be approved, the subsidiary will have to wait the manifestation of the Federal Revenue Service, which has a period of 120 days to endorse it. After this period the subsidiary will record the value of this reduction in its financial statements, with retroactive effect to January 01, 2008.

(**)   Due to improvements made at the Aracaju plant a request was made to ADENE (Northeast Development Agency) in June 30, 2008 asking for an increase in the reduction of income tax to 75% until 2017.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

10	Prepaid expenses (Consolidated)

	06/30/2008	03/31/2008

Rents	29,781	30,638
Marketing	5,931	8,218
Expenses with bond issuances	8,010	11,544
Insurance premium	4,278	3,330
Tax (mainly Municipal Real Estate Tax and Vehicle Tax)	1,766	2,273
Other prepaid expenses	5,917	5,471

	55,683	61,474

Current portion	20,915	24,733

Noncurrent portion	34,768	36,741

11	Investments (Consolidated)

a.	Subsidiaries of the Company

	Investments		Equity method
	06/30/2008	03/31/2008	06/30/2008	06/30/2007

Ultragaz Participações Ltda. (i)	433,575	422,183	12,114	34.994
Ultracargo – Operações Logísticas e Participações Ltda. (i)	210,148	210,077	1,746	7.111
Imaven Imóveis e Agropecuária Ltda. (i)	52,979	51,836	2,286	2.322
Oxiteno S.A. Indústria e Comércio (i)	1,846,562	1,836,750	46,759	42.773
Ultracargo Terminais Ltda.	-	1,209,491	-	-
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	838,992	831,696	16,510	4.511
Companhia Brasileira de Petróleo Ipiranga (i) (ii)	1,121,435	1,048,494	170,512	4.825
Refinaria de Petróleo Ipiranga S.A. (i) (ii)	762	(9,515)	(14,754)	509
	4,504,453	5,601,012	235,173	97.045

(i)	Interim financial information audited by our independent auditors.

(ii)	This information refers to the activities of distribution of fuels/lubricants and related activities (South and Southeast) and oil refining operations of these subsidiaries pertaining to Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

b.	Affiliated companies (consolidated)

	Investments		Equity method
	06/30/2008	03/31//2008	06/30/2008	06/30/2007

Química da Bahia Indústria e Comércio S.A.	3,689	3,770	(91)	75
Oxicap Indústria de Gases Ltda.	1,955	1,882	160	(98)
Transportadora Sulbrasileira de Gás S.A. (i)	7,381	7,361	12	(106)
	13,025	13,013	81	(129)

In the consolidated interim financial information, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s interim financial information as of May 31, 2008. Other subsidiaries are valued based on the interim financial information as of June 30, 2008.

12	Property, plant and equipment (Consolidated)

	Annual	06/30/2008				03/31/2008
	depreciation average	Revalued	Accumulated	Allowance	Net book	Net book
	rates - %	cost	depreciation	for realization	value	value

Land	-	173,320	-	(197)	173,123	173,692
Buildings	4	627,592	(296,338)	-	331,254	345,633
Leasehold improvements	6	198,132	(77,954)	-	120,178	120,156
Machinery and equipment	8	1,254,540	(706,711)	(1,695)	546,134	531,320
Equipment and fixtures for the distribution of fuels / lubricants	10	693,903	(392,798)	-	301,105	307,602
Gas tanks and cylinders for LPG	10	304,790	(186,476)	-	118,314	109,432
Vehicles	20	232,666	(170,234)	-	62,432	58,248
Furniture and fixtures	10	64,210	(36,305)	-	27,905	27,556
Construction in progress	-	736,087	-	-	736,087	595,556
Advances to suppliers	-	47,497	-	-	47,497	37,685
Imports in transit	-	1,202	-	-	1,202	21,527
IT equipment	20	187,805	(149,350)	-	38,455	29,132
Other		1,043	-	-	1,043	1,021

		4,522,787	(2,016,166)	(1,892)	2,504,729	2,358,560

There were no changes in the provision for losses during the second quarter of 2008.

Construction in progress refers substantially to: (i) the construction of the fatty alcohols plant; (ii) the expansions and renovations of the plants; and (iii) the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries CBPI and DPPI.

Advances to suppliers refer to the purchase of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	06/30/2008			03/31/2008

		Accumulated	Net book	Net book
	Revaluation	depreciation	value	value

Land	17,531	-	17,531	17,531
Buildings	43,866	(36,422)	7,444	7,819
Machinery and equipment	31,738	(30,956)	782	828
Gas tanks and cylinders	48,044	(48,044)	-	-
Vehicles	661	(661)	-	-

	141,840	(116,083)	25,757	26,178

The depreciation of theses revaluations in the amount of R$ 844 as of June 30, 2008 (R$ 867 as of June 30, 2007) was recorded in the statements of income. The amount of deferred taxes on revaluations totals R$ 6,499 as of June 30, 2008 (R$ 6,699 as of March 31, 2008), of which R$ 565 as of June 30, 2008 (R$ 588 as of March 31, 2008) is recorded as noncurrent liabilities, as shown in Note 9.a), and R$ 5,934 as of June 30 2008 (R$ 6,111 as of March 31, 2008) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

13	Intangible assets (Consolidated)

	Annual	06/30/2008				03/31/2008
	amortization average		Accumulated	Provision	Net book	Net book
	rate - %	Cost	amortization	for losses	value	value

Software	20	86,025	(57,686)	-	28,339	30,935
Commercial property rights	3	16,334	(2,495)	-	13,839	13,976
Goodwill	20	15,900	(12,192)	-	3,708	3,762
Technology	20	20,037	(5,173)	-	14,864	14,927
Other	10	1,720	(161)	(836)	723	456

		140,016	(77,707)	(836)	61,473	64,056

There were no changes in the provision for losses during the second quarter of 2008.

Commercial property rights, mainly those described below:

•
On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar  signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12,000 and is being amortized from August 2002 to July 2042.

•
Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4,334 and is being amortized from August 2005 to December 2022.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

14	Deferred charges (Consolidated)

	Annual	06/30/2008			03/31/2008
	amortization average		Accumulated	Net book	Net book
	rate - %	Cost	amortization	value	value
Expenses with reorganizations and projects	20	65,029	(18,781)	46,248	47,836
Pre-operating expenses	32	144,582	(71,768)	72,814	70,670
Goodwill	10	516,490	(67,101)	449,389	456,618
Other	20	. 1,957	(1,217)	740	1,323

		728,058	(158,867)	569,191	576,447

Expenses on reorganizations and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

Pre-operating expenses refer mainly to installation of Ultrasystem equipment at customers’ facilities by the subsidiaries of the Ultragaz Participações Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

15	Loans, financing and debentures (Consolidated)

a.	Composition

			Index/	Annual interest
Description	06/30/2008	03/31/2008	currency	rate 2008 - %	Maturity

Foreign currency:
Syndicated loan (b)	95,632	106,433	US$ + LIBOR	1.25	2011
Notes in the foreign market (b)	95,801	107,622	US$	9.0	2020
Notes in the foreign market (c)	398,776	446,081	US$	7.25	2015
Notes in the foreign market (d)	92,956	104,625	US$	9.88	2008
Working capital loan	8,469	6,788	MX$ + TIIE (i)	1.2	2008
Foreign financing	19,336	21,006	US$ + LIBOR	2.0	2009
Inventories and property, plant and equipment financing	16,724	18,659	MX$ + TIIE (i)	From 1.0 to 2.0	From 2009 to 2014
Inventories and property, plant and equipment financing	7,500	8,506	US$ +LIBOR	From 1.1 to 1.75	From 2009 to 2010
Inventories and property, plant and equipment financing	186	-	Bs (ii)	28.0	2013
Import financing (FINIMP)	28,453	39,952	US$ + LIBOR	From 0.45 to 0.70	2008
Advances on foreign exchange contracts	102,714	143,382	US$	From 3.43 to 6.50	< 334 days
National Bank for Economic and Social Development (BNDES)	3,756	5,034	UMBNDES (ii)	From 8.03 to 10.28	From 2008 to 2011
National Bank for Economic and Social Development (BNDES)	20,574	18,211	US$	From 7.08 to 10.23	From 2010 to 2014
Export prepayments, net of linked operations	74	2,953	US$	6.2	2008

Subtotal	890,951	1,029,252

Local currency:
National Bank for Economic and Social Development (BNDES)	288,471	268,914	TJLP (iv)	From 1.46 to 4.85	From 2008 to 2014
Government Agency for Machinery and Equipment Financing (FINAME)	47,042	57,135	TJLP (iv)	From 2.68 to 5.1	From 2008 to 2012
Research and projects financing (FINEP)	61,426	65,290	TJLP (iv)	From (2.0) to 5.0	From 2009 to 2014
Promissory note (e)	1,244,047	1,209,857	CDI	103.15	2009
Banco do Nordeste do Brasil	103,492	103,519	FNE (vi)	From 8.5 to 10.0	2018
Working Capital loan	16,823		CDI	107	2008
Financial institutions	101,637	115,522	CDI	100	2008
Banco do Brasil	490,841	423,034	CDI	From 91.0 to 95.0	From 2009 to 2010
Inventories and property, plant and equipment financing	4,511	-	CDI	From 0.3 to 1.0	2009
Other	232	243

Subtotal	2,358,522	2,243,514

Total financing and debentures	3,249,473	3,272,766

Current liabilities	1,730,964	1,866,545

Non current liabilities	1,518,509	1,406,221

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

(i)	MX$ = Mexican peso; TIIE = Mexican break-even interbank interest rate.

(ii)	Bs = bolívar venezuelano

(iii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of the BNDES debt in foreign currency, 93.72%, of which is linked to the U.S. dollar.

(iv)	TJLP = fixed by the CMN (National Monetary Council); TJLP is the basic cost of BNDES financing.

(v)	IGP-M = General Market Price Index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.

(vi)	FNE = Financing of Northeast Fund.

The long-term portion matures as follows:

	06/30/2008	03/31/2008

From 1 to 2 years	628,592	565,631
From 2 to 3 years	184,675	87,289
From 3 to 4 years	74,462	69,238
From 4 to 5 years	61,023	58,903
Over 5 years	569,757	625,160

	1,518,509	1,406,221

b.	Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes), maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008. None of the options were exercised in June 2008.The next put/call  will be exercisable in June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes, with funds from a syndicated loan of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was renewed under the same conditions previously established, changing  the interest to LIBOR + 1,25 per year. The syndicated loan is guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

In April 2006, subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 4, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note.

c.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 millions, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things:

•
Limitation of transactions with shareholders that hold  amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party;

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries);

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries;

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets;

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5; and

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their businesses to date.

d.	Notes in the foreign market

On August 1, 2003, the subsidiary Companhia de Petróleo Ipiranga issued US$ 135 millions in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In 2006, partial redemption was performed in the amount of US$ 79.6 million or R$ 164.9 million.

e.	Promissory notes

On March 3, 2008, the Company issued a single series of 120 nominative Commercials Promissory Notes in the amount of R$ 1,200,000, whose main features are:

Nominal unit value:	R$ 10,000,000.00
Final maturity:	February 26, 2009
Nominal value payment:	Lump sum at final maturity
Yield:	103.15% of CDI
Yield payment:	Lump sum at final maturity

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

f.	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares, promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

	06/30/2008	03/31/2008
Amount of financing secured by:
Property, plant and equipment	49,389	57,314

Other loans are collateralized by guarantees issued by the Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 942,854 as of June 30, 2008 (R$ 1,002,175 as of March 31, 2008).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by some of their customers (vendor financing). In the event any subsidiary is required to make a payment under the guarantees, the subsidiary may recover such amounts paid directly from its customers through commercial collection. Maximum future payments related to these guarantees amount to R$ 20,192 as of June 30, 2008 (R$ 21,104 as of March 31, 2008), with terms of up to 204 days. As of June 30, 2008, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

The Company and its subsidiaries have in some loans, financing and debentures, cross default clauses which oblige them to pay the contracted debt in case of default of any other debts in the amount equal or higher than US$ 10 million. As of June 30, 2008 no default has occurred in relation to the Company and its subsidiaries’ debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

16	Shareholders’ equity

a.	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common and 86,666,102 preferred shares.

As of June 30, 2008, 10,868,114 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag-along rights, which assure to noncontrolling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. In 2004 this right started to be in Statutes by Company.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observed the limit of 2/3 of preferred shares to the total shares issued.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10, of February 14, 1980, and No. 268, of November 13, 1997.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

During the second quarter of 2008, 1,144,200 preferred shares were acquired at the average cost of R$ 59.31 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006 and extended through in the Board of Director’s Meeting of August 08, 2007.

As of  June 30, 2008, the Company’s interim financial information record 2,300,297 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 57.56 and R$ 19.30 per share, respectively. The consolidated financial information record 2,592,247 preferred shares and 6,617 common shares in treasury, which were acquired at the average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The market price of preferred shares issued by the Company as of June 30, 2008 on the São Paulo Stock Exchange (BOVESPA) was R$ 61.59.

c.	Capital reserve

The capital reserve in the amount of R$ 3,664 reflects the goodwill on the disposal of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 40.42 per share. Executives of these subsidiaries were given the usufruct opportunity to have such shares, as described in Note 22.

d.	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve, since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 12.

e.	Retention of profits reserve

This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

f.	Realizable profits reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. Realization of the reserve usually occurs upon receipt of dividends, disposal and write-off of investments.

g.	Conciliation of shareholders’ equity - Company and consolidated

	06/30/2008	03/31/2008

Shareholders’ equity - Company	4,698,929	4,662,865
Treasury shares held by subsidiaries, net of realization	(5,927)	(6,155)
Capital reserve arising from sale of treasury shares to subsidiaries, net of realization	(2,606)	(2,705)
Shareholders’ equity - consolidated	4,690,396	4,654,005

17	Nonoperating expenses, net (Consolidated)

Composed mainly of the result on the sale of property, plant and equipment and includes the first half of 2008 R$ 7,391 of gain with sales of land and buildings.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

18	Segment information

The Company has four relevant segments: gas, chemicals, logistics and distribution. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast Regions of Brazil. The chemicals segment primarily produces ethylene oxide and by products, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast Regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast Regions of Brazil. Reportable segments are strategic business units that offer different products and services. Intersegment sales are transacted at prices approximating those that could be obtained with third parties.

The main financial information about each of the Company’s reportable segments is presented as follows:

	06/30/2008						06/30/2007

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated
Net sales, net of related-party transactions	1,598,102	863,797	105,566	10,306,161	46,157	12,919,783	7,355,235
Income from operations before financial income (expenses) and equity in subsidiary and affiliated companies	32,868	49,125	2,596	238,146	(21,248)	301,487	212,068
Total assets, net of related parties	974,683	3,038,427	596,099	2,804,336	1,585,027	8,998,572	6.855.377

In the table above, the column “other” is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

19	Financial income and expenses, net (Consolidated)

	06/30/2008	06/30/2007
Financial income:
Interest on temporary cash investments and noncurrent investments	112,030	72,461
Interest on trade accounts receivable	8,000	6,574
Monetary and exchange variation income	(11,370)	(11,120)
Other income	1,371	950

	110,031	68,865
Financial expenses:
Interest on loans and financing	(117,155)	(45,850)
Interest on debentures	(22,087)	(45,066)
Bank charges	(12,084)	(8,674)
Monetary and exchange variations expenses	32,382	23,659
Financial results from currency hedge transactions	(31,032)	(9,058)
CPMF/IOF/other financial expenses	(3,670)	(12,052)
Other expenses	(10,095)	(6,961)

	(163,741)	(104,002)

Financial (expenses) income, net	(53,710)	(35,137)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

20	Risks and financial instruments (Consolidated)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operating and economic/financial aspects. Strategic/operating risks (such as behavior of demand, competition, technological innovation, and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic/financial risks mainly reflect customer default, macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•
Customer default - These risks are managed by specific policies for accepting customers and analyzing credit, and are mitigated by diversification of sales. As of June 30, 2008, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1,943 (R$ 1,955 as of March 31, 2008), the subsidiaries of Ultragaz Participações Ltda. maintained R$ 15,186 (R$ 18,093 as of March 31, 2008), and Ipiranga/Refinery maintained R$ 43,093 (R$ 46,506 as of March 31, 2008) as an allowance for doubtful accounts.

•
Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. Temporary cash investments of the Company and its subsidiaries are comprised mainly of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures, promissory notes and foreign currency financing, as mentioned in Note 15.

•
Exchange rate - The Company’s subsidiaries use hedge instruments (mainly between CDI and US$) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange variation effects on their results. Such hedges have amounts, periods and indexes substantially equivalent to the assets and liabilities in foreign currency to which they are linked. Shown below are the assets and liabilities in foreign currency, translated into Brazilian Reais at June 30, 2008 and March 31, 2008:

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2008	03/31/2008

Assets:
Investments abroad and hedges	247,259	281,687
Foreign cash and cash equivalents	5,978	2,759
Temporary cash and long-term investments in foreign currency	566,777	635,827
Receivables from foreign customers, net of advances on exchange contracts and allowance for loss	42,744	37,980

	862,758	958,253

Liabilities:
Foreign currency financing	890,951	1,029,252
Import payables	26,126	23,233

	917,077	1,052,485

Net asset position	(54,319)	(94,232)

The exchange rate variation related to cash and banks, investments, temporary cash investments, and long-term cash investments of foreign subsidiaries was recorded as financial expense in the consolidated interim financial information of income for June 30, 2008, in the amount of R$ 11,506 (financial expense of R$ 12,957 for June 30, 2007).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

•	Market value of financial instruments

Market value of financial instruments as of June 30, 2008 and March 31, 2008 are as follows:

	06/30/2008		03/31/2008

	Book	Market	Book	Market
	value	value	value	value

Financial assets:
Cash and banks	400,820	400,820	185,181	185,181
Temporary cash investments	2,322,891	2,325,519	2,179,551	2,203,849
Noncurrent investments	120,605	138,377	120,210	120,693

	2,844,316	2,864,716	2,484,942	2,509,723

Financial liabilities:
Current and long-term loans	3,249,473	3,263,217	3,272,766	3,294,256

Investment:
Investments in affiliated companies	34,075	47,465	34,016	46,223

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until maturity at the respective contracted rates, discounting them to present value at market rates as of June 30, 2008 and March 31, 2008. The market value of investment in affiliated company is based on the share price trading on the São Paulo Stock Exchange (BOVESPA).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

21	Contingencies and commitments (Consolidated)

a.	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed an action against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve is not necessary as of June 30, 2008.

The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in municipalities of a region of the State of Minas Gerais in 2001. Recently CADE determined the closing of the proceeding against Ultragaz Participações Ltda. and condemned Company Ultragaz SA to a fine equivalent to 1% of gross annual turnover of 2001 (which amounted to $ 1,475 million), excluding taxes and updated by the IPCA-e. This administrative decision is subject to appeal. If the conviction is maintained under the administrative decision, its implementation could be suspended and the merit judged once again in the judicial sphere. Based on the above and on the opinion of its legal advisers, management of the Company and its subsidiaries have not booked any provision.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering; (ii) lawsuit for reimbursement of expenses by the administration company of the shopping mall and its insurance company; and (iii) class action suit seeking indemnification for property damage and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 61 lawsuits judged thus far, a favorable judgment was obtained for 60, and of these 24 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 17. Four lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 22,488. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources other than revenues. In 2005, the STF decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own lawsuits. In the first half of 2007, final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12,759, net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$31,851, net of attorney’s fees.

Subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the judgement decisions at the administrative appeal level was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of June 30, 2008 is R$ 44,785 (R$ 43,125 as of March 31, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

On October 7, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. This decision was judged favorably on May 16, 2008 at the lower court. According to the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the amount of R$ 99,976 as of June 30, 2008 (R$ 87,758 as of March 31, 2008) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar,  Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 14,023 (R$ 13,798 as of March 31, 2008) as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 16,746 (R$ 13,549 as of March 31, 2008); the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region.

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the position of Supreme Court – STF and based on opinion of its legal counsellor, the provision for contingency was recorded in amount of R$ 6,651 (R$ 6,687 as of March 31, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

In 2007, considering the evolution of the recent jurisprudence, the valuation of its legal advisors and the increase of amounts involved in realized operations, the Company and its subsidiaries decided to accrue PIS and COFINS on credits of interest on capital. The total amount accrued as of June 30, 2008 is R$ 21,503 (R$ 21,104 as of March 31, 2008).

Regarding Ipiranga/Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 7,149; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 27,869; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15,979; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

The main tax contingencies of Ipiranga/Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the interim financial information, refer to ICMS, in the total amount of R$ 138,249 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of June 30, 2008, is R$  37,539.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aim at recovery of taxes and contributions, that have not been registered in the interim financial information due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Judicial deposits and provisions are summarized below:

Provisions	Balance in March 31, 2008	Additions	Write-off	Interest	Balance in June 30, 2008

Income and social contribution taxes	113,284	10,440	(100)	2,411	126,035
PIS and COFINS	36,937	2,853	-	772	40,562
ICMS	60,382	145	-	948	61,474
INSS	3,885	1,686	(28)	107	5,649
Civil lawsuits	4,495	8	(116)	28	4,414
Labor claims	12,601	65	(366)	-	12,300
Other	2,277	1,904	-	101	4,284
(-) Judicial deposits	(105,196)	(13,452)	181	(2,503)	(120,969)

Total	128,665	3,649	(429)	1,864	133,749

b.	Contracts

Subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA  and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement, using the port rates in effect at the date established for payment. As of June 30, 2008, such rates were R$ 4.97 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A. that establishes a minimum consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the period ended June 30, 2008 and 2007, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	Minimum purchase commitment		Actual demand

	2008	2007	2008	2007

In tons of ethylene	190,000	180,000	104,229	96,221

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021 and it was converted into a supply contract on June 13, 2008.

c.	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga / Refinery, with coverage amounting to US$ 578 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., there is also loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 258 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damage from accidents caused to third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

d.	Lease agreements for distribution of fuels and IT equipment

On March 31, 2008, the subsidiaries CBPI and DPPI had lease agreements mainly related to fuel distribution equipments, such as tanks, gas pump and compressors. The terms of these agreements are between 36 and 48 months.

The property, plant and equipment amount, net of depreciation, and the liability corresponding to these equipments, if they were capitalized, are shown below:

	06/30/2008	03/31/2008

Property, plant and equipment net of depreciation	29,885	30,098

Financing	28,426	29,965

Current liabilities	11,839	11,539

Non-current liabilities	16,587	18,426

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The future payments assumed in connection with these contracts, totalize approximately:

06/30/2008

Until 1 year	11,942
From 1 to 2 years	10,587
From 2 to 3 years	6,061
From 3 to 4 years
28,590

The payments above include the predetermined interest and will be updated by the CDI, until their respective dates.

22	Share compensation plan (Consolidated)

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed; and (ii) the transfer of the beneficial ownership of the shares between five and ten years from the initial grant, provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total amount granted to executives until June 30, 2008, including taxes, was R$ 16,279 (R$ 16,279 until March 31, 2008). This amount is being amortized over a period from five to ten years and the amortization related as of June 30, 2008 in the amount of R$ 814 (R$ 614 as of June 30, 2007), was recorded as an operating expense for the period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

23	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV - Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to provide a defined contribution pension plan to their employees. This plan is managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they have the option to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev; or (ii) a fixed-monthly amount that will deplete the fund accumulated in the participant’s name in a period of 5 to 25 years. Accordingly, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt of the retirement benefit. As of June 30, 2008, the Company and its subsidiaries contributed R$ 1,845 (R$ 1,722 as of June 30, 2007) to Ultraprev, which was charged to income for the period. The total number of participating employees as of June 30, 2008 was 5,438, with 17 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving defined benefits according to the policies of a previous plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

b.	Fundação Francisco Martins Bastos and supplementary benefits

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

The accumulated amount of contribution to the plan by Ipiranga/Refinery in the quarter ended June 30, 2008 was R$ 3,305.
Besides the retirement of eligible employees Ipiranga/Refinery also provide for post-retirement benefits with a bonus for the length of service, severance of the Government Severance Indemnity Fund - FGTS and health insurance plan and life insurance for eligible employees (“supplementary benefits”).

The recorded net liabilities of Ipiranga/Refinery related to the supplementary benefits and pension plan as of June 30, 2008 was R$ 94,001, of which R$ 8,768 in current liabilities and R$ 85,233 in noncurrent liabilities.

The actuarial liability as of June 30, 2008 reflects the report elaborated by an independent actuary on December 31, 2007, which has kept the biometric premises and the rates used in the subsidiaries’ financial statements of December 31, 2007.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

24	Supplementary Statement of Cash Flow – Indirect Method

Prepared in accordance with Accounting Standard and Procedure (NPC) No. 20 issued by IBRACON (Brazilian Institute of Independent Auditors).

	Parent Company		Consolidated
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Cash flows from operating activities
Net income	193,991	74,570	193,991	74,570
Adjustments to reconcile net income to cash provided by operating activities
Equity in losses of affiliated companies	(235,173)	(97,045)	(81)	129
Depreciation and amortization	24,194	10,851	172,766	131,204
PIS and COFINS credit on depreciation	–	–	1,820	1,276
Foreign exchange and indexation (gains) losses	66,123	36,190	52,546	8,069
Deferred income and social contribution taxes	(21,208)	(10,437)	(1,299)	(22,663)
Minority interest	–	–	1,679	48,174
Loss on disposals of permanent assets	–	–	(7,178)	2,983
Provision (reversal of provision) for probable losses on permanent assets	–	–	(49)	(2,755)
Other	–	–	(241)	308

Dividends received/receivable from subsidiaries	140,152	12,872	–	2,238

Decrease (increase) in current assets
Trade accounts receivable	–	–	(113,933)	(17,488)
Inventories	–	–	(33,425)	(6,071)
Recoverable taxes	5,002	(1,881)	(19,407)	(20,073)
Other	981	(110)	2,112	(17,719)
Prepaid expenses	(1,131)	(1,348)	(7,720)	2,778

Decrease (increase) in current liabilities
Suppliers	(263)	606	(103,690)	31,864
Salaries and related charges	7	19	2,371	(6,398)
Taxes	(12,025)	18	(13,048)	4,823
Income and social contribution taxes	–	–	(20,668)	18,422
Other accounts payables	2	2,948	(25,040)	(971)

Decrease (increase) in long-term assets
Trade accounts receivable	–	–	(17,405)	1,519
Recoverable taxes	–	144	(10,093)	(4,152)
Escrow deposits	–	–	842	(5,456)
Other	20	–	5,316	(1,821)
Prepaid expenses	–	142	2,161	(2,648)

Increase (decrease) in long-term liabilities
Provision for contingencies	157	(9,389)	10,593	1,057
Other	–	–	(478)	21

Net cash provided by operating activities	160,829	18,150	72,442	221,220

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

	Parent Company		Consolidated
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
Cash flows from investing activities
Transfer from long-term investments to short-term investments	–	–	2,536	512,910
Capital increase	(260,425)	–	–	–
Additions to investments	–	(676,432)	–	(684,515)
Cash acquisition from subsidiaries	–	–	–	152,637
Additions to property, plant and equipment	–	–	(363,334)	(271,532)
Additions to intangible assets	–	–	(4,682)	(3,510)
Additions to deferred charges	–	(11,878)	(39,197)	(41,756)
Proceeds from sales of property, plant and equipment		–	26,927	10,473
Accounts Receivable from Petrobras and Braskem relatedto Petrochemical and Distribution Assets	1,733,814	–	1,733,814	–
Acquisition of minority interests	–	–	(18)	(52)
Acquisition of treasury shares	(105,014)	(20,941)	(105,014)	(20,941)

Net cash provided by (used in) investing activities	1,368,375	(709,251)	1,251,032	(346,556)

Cash flows from financing activities
Loans, financings and debentures
Issuances	1,200,000	675,000	2,023,350	1,046,444
Repayments	(1,241,419)	(19,232)	(2,004,424)	(401,765)
Dividends paid	(238,378)	(61,076)	(238,725)	(63,926)
Related companies	(341,894)	(114,941)	(2,880)	(3,596)

Net cash used in financing activities	(621,691)	479,751	(222,679)	577,157

Net increase (decrease) in cash and cash equivalents	907,513	(211,350)	1,100,795	451,821

Cash and cash equivalents at the beginning of the year	97,826	279,386	1,622,916	1,070,076
Cash and cash equivalents at the end of the year	1,005,339	68,036	2,723,711	1,521,897

Supplemental disclosure of cash flow information
Interest paid from financing activities	52,419	19,232	99,302	47,051
Income and social contribution taxes paid in the year	–	–	56,555	29,753

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2008

	Jun-30-08
	Common	Preferred	Total
Controlling Shareholders	33,748,057	293,732	34,041,789
Board of Directors¹	46	7	53
Officers²	-	228,667	228,667
Fiscal Council	-	1,071	1,071
Note:
¹Shares owned by members of the Board of Directors which were not included in Controlling Shareholders' position. Should the member not be part of the controlling group, only its direct ownership is included.

²Shares owned by Officers which were not included in Controlling Shareholders' and Board of Directors' positions

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council - Last 12 Months

	Jun-30-08			Jun-30-07
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	293,732	34,041,789	33,748,059	243,932	33,991,991
Board of Directors¹	46	7	53	46	6	52
Officers²	-	228,667	228,667	-	191,750	191,750
Fiscal Council	-	1,071	1,071	-	1,071	1,071
Note:	¹Shares which were not included in Controlling Shareholders' position
²Shares which were not included in Controlling Shareholders' and Board of Directors' positions

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Total free float and its percentage of total shares as of June 30, 2008

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999
( - ) Shares held in treasury	6,617	2,300,297	2,306,914
( - ) Shares owned by Controlling Shareholders	33,748,057	293,732	34,041,789
( - ) Shares owned by Management	46	228,674	228,720
( - ) Shares owned by affiliates*	-	70,200	70,200

Free-float	15,675,177	83,773,199	99,448,376
% Free-float / Total Shares	31.71%	96.66%	73.07%
*Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2008

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2008.

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	31,646706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil [1]	–	0.00%	11,934,824	13.77%	11,934,824	8.77%
Parth Investments Company [2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A. [3]	5,212,637	10.55%	983,988	1.14%	6,196,625	4.55%
Dodge & Cox, Inc. [4]	6,617	0.01%	4,519,785	5.22%	4,519,785	3.32%
Ações em tesouraria	–	–	2,300,297	2.65%	2,306,914	1.70%
Outros	2,252,219	4.56%	65,530,437	75.61%	67,782,656	49.81%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Pension fund of employees of Banco do Brasil headquartered in Brazil
2 Company headquartered outside of Brazil, ownership information is not available
3 Brazilian public listed company, ownership information is publicly available
4 Institutions headquartered outside of Brazil

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	11,974,109	18.95%	–	–	11,974,109	13.52%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	4,925,304	7.79%	448,063	1.77%	5,373,367	6.07%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

1 - Item	2 - Company name	3 - Corporate taxpayer number (CNPJ)	4 Classification	5 - % of ownership interest in investee	6 - % of investor’s stakeholders’ equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)
1	Ultragaz Participações Ltda	57.651.960/0001-39	Closely-held subsidiary	100.00%	9.23%	Commercial, industrial and other	4,336	4,336
2	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	98.56%	9.33%	Commercial, industrial and other	799,969	799,940
3	Bahiana Distribuidora de Gás Ltda	46.395.687/0001-02	Investee of subsidiary/affiliated	100.00%	3.60%	Commercial, industrial and other	24	24
4	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56.99%	0.73%	Commercial, industrial and other	2,800	2,800
5	LPG INTERNATIONAL INC.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.15%	Commercial, industrial and other	1	1
6	Ultracargo - Operações Logisticas e Participações Ltda	34.266.973/0001-99	Closely-held subsidiary	100.00%	4.47%	Commercial, industrial and other	2,461	2,461
7	Transultra - Armazenagem Transportes Especiais Ltda	60.959.889/0001-60	Investee of subsidiary/affiliated	100.00%	1.50%	Commercial, industrial and other	34,999	34,999
8	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99.45%	2.53%	Commercial, industrial and other	12,541	12,541
9	PETROLOG SERVIÇOS E ARMAZÉNS GERAIS LTDA.	05.850.071/0001-05	Investee of subsidiary/affiliated	100.00%	0.12%	Commercial, industrial and other	412	412
10	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00%	39.30%	Commercial, industrial and other	35,102	35,102
11	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	99.42%	25.34%	Commercial, industrial and other	6,898	6,898
12	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100.00%	4.27%	Commercial, industrial and other	200,815	200,815
13	U. A. T. E. S. P. E. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	09.364.319/0001-70	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	1	0
14	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100.00%	0.42%	Commercial, industrial and other	199,323	199,323
15	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	66	66
16	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	1.98%	Commercial, industrial and other	548	548
17	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.52%	Commercial, industrial and other	122,048	122,048
18	OXITENO ANDINA, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.33%	Commercial, industrial and other	12,076	12,076
19	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00%	1.13%	Commercial, industrial and other	27,734	27,734
20	Cia Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Closely-held subsidiary	100.00%	20.66%	Commercial, industrial and other	105,952	105,952
21	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100.00%	1.73%	Commercial, industrial and other	41,742	55,284
22	CENTRO DE CONVENIÊNCIAS MILLENNIUM LTDA.	03.546.544/0001-41	Investee of subsidiary/affiliated	100.00%	0.05%	Commercial, industrial and other	1,171	1,171
23	Ipiranga Comercial Importadora e Exportadora Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	126	126
24	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	50	50
25	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100.00%	0.41%	Commercial, industrial and other	254	254
26	Ipiranga Logística Ltda	08.017.542/0001-89	Investee of subsidiary/affiliated	100.00%	0.02%	Commercial, industrial and other	510	510
27	Ipiranga Imobiliária Ltda	07.319.798/0001-88	Investee of subsidiary/affiliated	100.00%	0.19%	Commercial, industrial and other	4,101	4,101
28	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50.00%	2.04%	Commercial, industrial and other	11	11
29	Distrib Produtos Petróleo Ipiranga S/A	92.689.256/0001-76	Closely-held subsidiary	100.00%	11.79%	Commercial, industrial and other	32,000	32,000
30	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	100.00%	0.01%	Commercial, industrial and other	1,615	1,615
31	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100.00%	1.44%	Commercial, industrial and other	46,869	46,869
32	Ipiranga Administração de Bens Móveis Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated	100.00%	0.00%	Commercial, industrial and other	10	10
33	Refinaria de Petróleo Ipiranga S.A.	94.845.674/0001-30	Closely-held subsidiary	33.33%	-0.19%	Commercial, industrial and other	9,866	9,866

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2008

(1) Key Indicators - Consolidated

(R$ million)	2Q08	2Q07	1Q08	Change 2Q08 X 2Q07	Change 2Q08 x 1Q08	1H08	1H07	Change 1H08 X 1H07
Net sales and services	6,992.4	6,181.1	5,927.4	13%	18%	12,919.8	7,355.2	76%
Cost of sales and services	(6,504.7)	(5,704.2)	(5,461.2)	14%	19%	(11,965.9)	(6,655.1)	80%
Gross Profit	487.7	476.9	466.2	2%	5%	953.9	700.1	36%
Selling, general and administrative expenses	(334.5)	(336.3)	(334.8)	(1%)	(0%)	(669.3)	(492.1)	36%
Other operating income (expense), net	10.0	4.2	6.9	138%	45%	16.9	4.1	312%
Income from operations before financial items	163.2	144.8	138.3	13%	18%	301.5	212.1	42%
Financial (expense) income, net	(16.4)	(27.3)	(37.3)	(40%)	(56%)	(53.7)	(35.2)	53%
Equity in subsidiaries and affiliated companies	-	-	0.1	0%	(100%)	0.1	(0.1)	200%
Non operating income (expense), net	0.9	(1.1)	6.3	182%	(86%)	7.2	(1.9)	479%
Income before taxes and social contribution	147.7	116.4	107.4	27%	38%	255.1	174.9	46%
Income and social contribution taxes	(47.3)	(32.0)	(24.2)	48%	95%	(71.5)	(55.4)	29%
Benefit of tax holidays	7.4	3.3	8.6	124%	(14%)	16.0	6.1	162%
Employees statutory interest	(2.7)	(2.8)	(1.2)	(4%)	125%	(3.9)	(2.8)	39%
Minority interest	(1.2)	(47.5)	(0.5)	(97%)	140%	(1.7)	(48.2)	(96%)
Net income	103.9	37.4	90.1	178%	15%	194.0	74.6	160%

EBITDA	247.7	225.3	222.7	10%	11%	470.4	340.4	38%

Volume – LPG sales – thousand tons	411.3	401.9	365.8	2%	12%	777.1	769.5	1%
Volume – Fuels sales – thousand of cubic meters	3,063.2	2,752.7	2,715.9	11%	13%	5,779.4	5,327.7	8%
Volume – Chemicals sales – thousand tons	145.8	156.2	136.7	(7%)	7%	282.4	308.5	(8%)

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by Ultrapar in 4Q07 (“Share Exchange”), the correspondent portion of the minority interest in that companies was reduced and since October 2007 Ultrapar started to consolidate 100% of the earnings of that companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

(2) Performance Analysis:

Net Sales and Services - Ultrapar's consolidated net sales and services amounted to R$ 6,992.4 million in 2Q08, 13% and 18% higher than the net sales and services in 2Q07 and 1Q08, respectively. In 1H08, Ultrapar’s net sales and services totaled R$ 12,919.8 million, up 76% on 1H07, as a consequence of consolidation of Ipiranga’s net sales from 2Q07 and the growth in all business units.

Ultragaz: According to ANP (Brazilian National Oil Agency), the Brazilian LPG market increased by 2% in 2Q08 compared to the same period of the previous year, mainly as result of the improved performance of the Brazilian economy. Sales volume at Ultragaz in 2Q08 totaled 411,000 tons, up 2% on the volume sold in 2Q07, as a result of the 4% growth in the bottled segment. In the bulk segment, the volume sold was in line with 2Q07, reflecting the temporary consumption, in the second quarter of 2007, of two major clients from the bulk segment which consumed 8,000 tons in 2Q07. In 1Q08, Ultragaz's sales volume increased by 12%, as a result of the seasonal variation between the two periods. In the first half of the year, Ultragaz's sales volume amounted to 777,000 tons, up 1% on 1H07. Net sales and services at Ultragaz was R$ 853.6 million in 2Q08, up 7% on 2Q07, as a result of an increase in volume sold and in the cost of LPG for use in the bulk segment in 2008, partially offset by the increased level of competition in the bottled segment since 3Q07. Compared to 1Q08, net sales and services were up 14%, higher than the 12% increase in the volume sold, as a consequence of an increase in the LPG costs in April. In 1H08, Ultragaz’s net sales and services totaled R$ 1,599.4 million, up 4% on 1H07.

Ipiranga: The increase in vehicle sales and recent measures to improve legislation and inspection implemented in the sector, such as the mandatory use of electronic invoices in the distributors since April 2008, have been positively influencing  Ipiranga's sales volume. In 2Q08 the volume sold amounted to 3,063 thousand cubic meters, an 11% increase compared to 2Q07. The main highlights were (i) the combined volume of gasoline, ethanol and NGV, which increased by 12% (120 thousand cubic meters), with emphasis to the 71% increase in hydrated ethanol sales, as a result of the 34% increase in the sale of flex-fuel vehicles and the improvements introduced in the sector and (ii) diesel volume, which increased by 11% in the period (182 thousand cubic meters), basically as a consequence of increased economic activity. Compared to 1Q08, there was a 13% increase in sales volume at Ipiranga (347 thousand cubic meters), reflecting typical seasonal variation between the periods, with emphasis to the 19% increase in diesel, as a result of higher consumption of the agricultural sector, due to the beginning of harvests and the good positioning of Ipiranga to capture this volume. In 1H08 Ipiranga accumulates sales volume of 5,779 thousand cubic meters, up 8% compared to Ipiranga Pro-forma volume in 1H07. Net sales and services at Ipiranga totaled R$ 5,603.9 million in 2Q08, 13% and 19% higher than the net sales and services of Ipiranga in 2Q07 and 1Q08, respectively, mostly as a result of the volume sold,

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

up 11% and 13%, respectively, and the increase in the diesel cost from May 2008. In 1H08, Ipiranga’s net sales and services totaled R$ 10,306.2 million, up 9% on 1H07 Pro-forma.

Oxiteno: Oxiteno’s specialty chemicals sales volume in 2Q08 totaled 134 thousand tons, up 7% (9 thousand tons) compared to 2Q07. Specialty chemicals sales volume outside Brazil increased by 33%, as a consequence of the 47% increase in the volume sold by Oxiteno Mexico and the acquisition of Oxiteno Andina. In the Brazilian market the good performance of specialties for the agrochemical and the paints and varnishes segments were offset by the effects of scheduled maintenance stoppages at Camaçari unit in the period. Glycol sales volume in 2Q08 was 62% lower than 2Q07, mostly as a result of the suspension of operations at two PET production plants since the second half of 2007. Oxiteno's sales volume totaled 146 thousand tons, down 7% compared to 2Q07, as a result of lower glycol sales and the scheduled maintenance stoppage at our unit at Camaçari. Compared to 1Q08, sales volume increased 7%, driven by the specialty chemicals sales and the seasonal variation between the first and second quarters. Oxiteno's sales volume in 1H08 totals 282 thousand tons, down 8% on 1H07, as a result of lower glycol sales. The sales of specialties were 9% higher in 1H08, representing 91% of the volume sold, compared to 76% in 1H07. Oxiteno net sales and services totaled R$ 447.3 million in 2Q08, up 10% on 2Q07, despite the 7% reduction in sales volume and the 16% appreciation in the Brazilian Real, as a consequence of the recovery in average prices in dollar terms, as a result of improved sales mix and commercial initiatives implemented by the company during the last twelve months. Compared to 1Q08, net sales and services were up 7%, in line with the variation of volume sold in the period - the 6% improvement in average prices in dollar terms was offset by the 5% appreciation in the Brazilian Real. Accumulated net sales and services in 1H08 was R$ 863.8 million, up 5% on 1H07.

Ultracargo: Average storage volumes at Ultracargo in 2Q08, measured in cubic meters, were 7% higher than in 2Q07, basically due to expansions at the Aratu terminal and an increase in the amount of chemicals and ethanol handled at Santos terminal, partially offset by the reduction related to maintenance stoppages in the Camaçari Complex. Compared to 1Q08, Utracargo’s average storage volumes measured in cubic meters decreased 2%, due to the lower ethanol handling by some clients in the period. In the transport segment, total kilometrage travelled increased 4% and 12% compared to 2Q07 and 1Q08, respectively, as a result of a new operation to a large customer, which integrates the raw material transportation, in-house logistic operation in the customer’s facility and the delivery of final products. In the first half of the year, Ultracargo accumulates a positive variation of 10% on average storage measured in cubic meters and a reduction of 4% on the total kilometrage travelled. Net revenues from services at Ultracargo amounted to R$ 65.2 million in 2Q08, up 14% on 2Q07, as a consequence of the increase in volume stored at the Aratu and Santos terminals and the new integrated in-house logistics and transport operations. Compared to 1Q08, net revenue was up 9%, as a result of new operations, notably the start-up of integrated logistics operations for a large customer. In 1H08, Ultracargo’s net revenue totaled R$ 125.1 million, up 12% on 1H07.

Cost of Sales and Services: Ultrapar's cost of products sold amounted to R$ 6,504.7 million in 2Q08, up 14% and 19% on 2Q07 and 1Q08, respectively. In 1H08, Ultrapar's cost of products sold totaled R$ 11,965.9 million, up 80% on 1H07, basically as a result of the addition of Ipiranga’s cost of products sold from 2Q07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Ultragaz: Ultragaz's cost of products sold amounted to R$ 738.8 million in 2Q08, a 10% increase compared to 2Q07, mainly as a result of the 15% and 10% increases in the ex-refinery price for use in the bulk segment from January and April 2008, respectively, and 2% increase in the volume sold. Compared to 1Q08, Ultragaz's cost of products sold was up 14%, as a result of the higher volume sold and the increase of 10% in ex-refinery price for use in the bulk segment in April. In 1H08, Ultragaz's cost of products sold was R$ 1,387.7 million, up 8% on 1H07

Ipiranga: Ipiranga's cost of products sold amounted to R$ 5,320.8 million in 2Q08, up 14% and 20% on 2Q07 and 1Q08, respectively, as a result of the higher volume sold and the increase in the diesel cost from May. In 1H08, Ipiranga's cost of products sold totaled R$ 9,752.9 million, up 9% on 1H07 Pro-forma.

Oxiteno: Oxiteno's cost of products sold in 2Q08 amounted to R$ 375.7 million, up 12% on 2Q07, despite the 7% reduction in sales volume and the 16% appreciation in the Brazilian Real, due to (i) higher raw material unit costs in dollar, notably ethylene, which increased 37% and (ii) the impact of scheduled maintenance stoppage at Camaçari unit in the amount of R$ 6 million. Compared to 1Q08, cost of products sold increased by 12%, basically as a result of the 7% increase in the volume sold, the higher raw material unit costs and the stoppage at Camaçari unit, partially offset by the 5% appreciation in the Brazilian Real. In 1H08, Oxiteno's cost of products sold totaled R$ 711.4 million, up 7% on 1H07.

Ultracargo: Ultracargo's cost of services provided in 2Q08 amounted to R$ 45.2 million, up 31% and 16% compared to 2Q07 and 1Q08, respectively, as a consequence of (i) costs related to new storage facilities and new operations of integrated logistics services in process of maturing, (ii) higher costs in the transport segment, (iii) higher depreciation resulting from investments in expansion and (iv) higher personnel expenses as a result of annual collective wage agreements. In 1H08, the cost of services provided increased 25% compared to 1H07.

Gross Profit: In 2Q08 Ultrapar reported a gross profit of R$ 487.7 million, 2% higher than 2Q07, as a result of adding Ipiranga’s gross profit and 5% higher compared to 1Q08.

Sales, General and Administrative Expenses: Ultrapar's sales, general and administrative expenses amounted to
 R$ 334.5 million in 2Q08, in line with the amount presented in 2Q07 and 1Q08. In 2H08, Ultrapar’s sales, general and administrative expenses totaled R$ 669.3 million, up 36% on 1H07, as a result of the addition of Ipiranga’s sales, general and administrative expenses from 2Q07.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 90.0 million in 2Q08, up 12% on 2Q07, basically as a consequence of (i) increased marketing and sales initiatives in the bottled segment, (ii) higher volume sold, (iii) higher personnel expenses as a result of annual collective wage agreements and higher expenses related to lay-offs. Compared to 1Q08 sales, general and administrative expenses increased by 5%, as a consequence of the 12% increase in the volume sold and increased marketing and sales initiatives in the bottled segment. In 1H08, Ultragaz's sales, general and administrative expenses totaled R$ 175.9 million, up 6% on 1H07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

Ipiranga: Sales, general and administrative expenses at Ipiranga totaled R$ 154.1 million in 2Q08, down 10% on 2Q07. Sales expenses were up by 15% on 2Q07, mainly as a consequence of the 11% increase in the volume sold and the increase in the diesel cost, mainly affecting freight expenses. General and administrative expenses reduced by 33%, as a consequence of organizational optimizations implemented since the acquisition and the end of CPMF tax, partially offset  by higher personnel expenses as a result of  annual collective wage agreements and the increase in variable remuneration, in line with the improvement in earnings. Compared to 1Q08, sales, general and administrative expenses were 7% down, mostly due to non-recurring expenses of R$ 7 million and lower expenses with advertising, marketing and sales expenses in 2Q08. In 1H08, Ipiranga’s sales, general and administrative expenses totaled R$ 320.3 million, down 7% on 1S07 Pro-forma.

Oxiteno: Oxiteno’s sales, general and administrative expenses totaled R$ 57.1 million in 2Q08, in line with 2Q07. Compared to 1Q08, Oxiteno’s sales, general and administrative expenses were 14% up, as a consequence of the increase of 7% in volume sold, increase of exports in the sales mix and lower level of expenses in 1Q08. In 1H08, sales, general and administrative expenses were down 8% compared to 1H07.

Ultracargo: Sales, general and administrative expenses at Ultracargo totaled R$ 20.0 million in 2Q08, up 17% compared to 2Q07, mainly as a consequence of (i) expenses associated with new operations in the process of maturing, (ii) higher depreciation and amortization derived from investments made in the last 12 months and (iii) higher personnel expenses as a result of annual collective wage agreements. Compared to 1Q08, sales, general and administrative expenses increased 3%. In 1H08, sales, general and administrative expenses totaled R$ 40.2 million, up 19% on 1H07.

Income from Operations before Financial Items: Ultrapar reported an income from operations before financial items of R$ 163.2 million in 2Q08, 13% higher than the income from operations before financial items in 2Q07, basically as a result adding Ipiranga’s income form operations before financial results and 18% higher than 1Q08.

Financial Income (Expenses): Net: Ultrapar reported financial expenses, net of financial revenues, of R$ 16.4 million in 2Q08, an improvement of R$ 10.9 million, compared to a net financial expense of R$ 27.3 million in 2Q07. The decrease in net financial expense in 2Q08 mainly reflects the reduction of Ultrapar’s net debt during the 1H08, as a result of the payments received from Petrobras and Braskem related to Ipiranga’s acquisition. Ultrapar ended 2Q08 with a net debt of R$ 405.2 million, compared to a net debt of R$ 1,176.3 million in 2Q07.

Non operating Income (Expenses): In 1Q08 Ultrapar reported non operating income, net, of R$ 0.9 million, mainly composed by the income from the sale of land by Ultracargo in Mauá in the state of São Paulo. In 2Q07 Ultrapar presented a non operating expense of R$ 1.1 million, mainly as a result of the sales of items of property, plant and equipment.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 39.9 million in 2Q08, 39% higher than 2Q07, basically as a result of higher pre-tax profit and Oxiteno´s tax benefits at the Camaçari unit. These benefits had expired in December 2006 and were renewed on October 31, 2007, with retroactive effect to January 1st, 2007. Comparing with the

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

1Q08 the income and social contribution was 156% higher as a consequence of higher pre-tax profit and a lower results from Oxiteno.

Net Income: Consolidated net earnings in 2Q08 amounted to R$ 103.9 million, 178% up on 2Q07, basically due to (i) the temporary effects on net debt and minority interest in 2Q07 related to Ipiranga´s acquisition and (ii) the increase in EBITDA.

EBITDA: Ultrapar presented earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 247.7 million in 2Q08, up 10% and 11% on 2Q07 and 1Q08, respectively. In 1H08, Utrapar’s EBITDA totaled R$ 470.4 million, up 38% compared to 1H07, mainly as a consequence of the aggregation of Ipiranga’s EBITDA from 2Q07.

Ultragaz: Ultragaz reported EBITDA of R$ 54.0 million in 2Q08, down 31% compared to 2Q07 as a result of the increased competition in the bottled segment since 3Q07. Compared to 1Q08, EBITDA was up 33%, basically as a result of a 12% increase in sales volume and consequent operational leverage. In 2Q08, Ultragaz reported EBITDA per volume sold of R$ 131/ton, an 18% improvement compared to 1Q08. In 1H08, Ultragaz’s EBITDA totaled R$ 94.7 million, 32% down on 1H07, as a result of the increased competition in the bottled segment since 3Q07.

Ipiranga: EBITDA at Ipiranga amounted to R$ 151.4 million in 2Q08, up 45% and 18% on 2Q07 and 1Q08, respectively, basically as a result of (i) increased sales volume, (ii) measures implemented to improve legislation and inspection in the fuels sector and (iii) lower general and administrative expenses. In 1H08, Ipiranga’s EBITDA amounted to R$ 279.3 million, 40% up on 1H07 Pro-forma.

Oxiteno: Oxiteno’s EBITDA amounted to R$ 26.6 million in 2Q08, down 6% and 44%, compared to 2Q07 and 1Q08, respectively, basically as a result of (i) increase in raw material costs in dollar, (ii) the appreciation of 16% and 5% in the Brazilian Real, compared to 2Q07 and 2Q08, respectively, and (iii) maintenance stoppages at its Camaçari unit. In 1H08, Oxiteno’s EBITDA totaled R$ 73.8 million, 3% up on 1H07.

Ultracargo: Ultracargo reported EBITDA of R$ 8.4 million on 2Q08, down 33% and 17% on 2Q07 and 1Q08, respectively, deriving from (i) reduced products handling as a result of the maintenance stoppages at various chemical plants in the Camaçari complex, (ii) costs and expenses associated with  new operations in the process of maturing and (iii) higher staff expenses as a result of annual collective wage agreements. In 1H08, Utracargo’s EBITDA totaled R$ 18.5 million, down 21% on 1H07.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial information
(In thousands of Brazilian Reais, unless otherwise stated)

EBITDA

R$ million	2Q08	2Q07	1Q08	Change 2Q08 X 2Q07	Change 2Q08 X 1Q08	1H08	1H07	Change 1H08 X 1H07
Ultrapar	247.7	225.3	222.7	10%	11%	470.4	340.4	38%
Ultragaz	54.0	77.9	40.7	(31%)	33%	94.7	138.3	(32%)
Ipiranga	151.4	104.8	127.9	45%	18%	279.3	200.2	40%
Oxiteno	26.6	28.3	47.2	(6%)	(44%)	73.8	71.7	3%
Ultracargo	8.4	12.4	10.2	(33%)	(17%)	18.5	23.5	(21%)

In accordance with the requirements of CVM Resolution 381/0, we inform that our independent auditors KPMG Auditores Independentes have not performed any service other than the external audit and related services for Ultrapar and affiliated companies and subsidiaries, during these first six months of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Interim Financial Information)